Exhibit 99.2

A.          Operating Results

You should read the following management’s discussion and analysis of our financial condition and operating results in conjunction with the consolidated financial statements and the related notes thereto included in this annual report. The following table sets forth, for the periods indicated, the relationship (in percentages) of items from our Consolidated Statement of Operations Data to our total sales:

Year Ended December 31,

	2016	2017	2018
Sales	100%	100%	100%
Cost of sales	61.6	63.5	68.6
Gross profit	38.4	36.5	31.4
Research and development expenses	12.6	11.1	11.1
Sales and marketing expenses	6.4	5.3	5.0
General and administrative expenses	3.9	3.6	2.9
Contingent consideration expense (benefit)	(0.3)	(3.7)	-
Operating Income	15.8	20.2	12.4
Financial income, net	-	0.2	0.7
Income before income taxes	15.8	20.4	13.1
Income tax expenses	2.7	3.1	2.2
Net Income	13.1	17.3	10.9

Sales in 2018 increased moderately by 6.4% to $133,753 thousand compared to $125,690 thousand in 2017. Our modest growth in sales was mainly attributed to the following: On the positive side, this growth was mainly driven by our continued benefit from our success in expanding our customer base and product offering, especially in our CPE/EDGE product lines, supporting important market trends like NFV, SD-WAN and Cyber security. However, on the negative side, we lost our largest-ever Cloud related Design Win in March 2018. All of the above, lead to our modest growth in 2018.

Sales in 2017 increased by 25.3% to $125,690 thousand compared to $100,347 thousand in 2016. The increase in sales was mainly attributed to our success in our target markets, especially those driven by Cloud Computing. This achievement was part of our continued success in expanding our customer base and product offering supporting important market trends like Cloud Computing, Cyber security, SDN, NFV, Virtualization and SD-WAN.

Gross profit in 2018 was $42,056 thousand compared to $45,928 thousand in 2017. Gross profit as a percentage of sales in 2018 was 31.4%, compared to 36.5% in 2017. The lower gross profit percentage in 2018 compared to 2017 was attributed to: (i) a $3.2 million write-off related to the loss of our largest-ever Cloud related Design Win, which we announced on March 13, 2018, (ii) changes to the mix of products that we sold in 2018, on which our gross profit is largely dependent, which was influenced by our strategic decision to take advantage of increased revenue potential and opportunities, and (iii) write-downs of inventory made with respect to any slow moving or obsolete inventory we can no longer use (not including the above mentioned write-off); the inventory write-downs as a percentage of sales in 2018 increased to 2.9%, compared to 2.3% in 2017.

Gross profit in 2017 was $45,928 thousand compared to $38,551 thousand in 2016. Gross profit as a percentage of sales in 2017 was 36.5%, compared to 38.4% in 2016. Our gross profit is largely dependent on the mix of products we sell during a specific year. The lower gross profit percentage in 2017 compared to 2016 was primarily a result of changes to the mix of products we sold in 2017, which was influenced by our strategic decision to take advantage of increased revenue potential and opportunities, especially in the Cloud related business. Gross profit was also affected by, among other factors, write-downs of inventory made with respect to any slow moving or obsolete inventory we can no longer use. The inventory write-downs as a percentage of sales in 2017 decreased to 2.3%, compared to 3.2% in 2016.

Research and development expenses in 2018 increased by 6.5% to $14,820 thousand compared to $13,915 thousand in 2017. This increase was mainly attributed to the increase in the number of our research and development employees, to an increase in the use of consultants and subcontracted work, as well as to an increase in other related research and development expenses required for our continued investment in new product development, enhancements to existing products and the development of new networking and connectivity technologies expanding our product offering to our target markets, which contributed approximately $2,308 thousand to such increase, as well as to an increase in the share-based compensation which amounted to approximately $953 thousand in 2018, compared to $832 thousand in 2017, all of which were offset by capitalization of internal software development costs in the amount of $928 thousand, as well as a decrease in amortization of acquired intangible assets, which amounted to approximately $655 thousand in 2018, compared to $1,251  thousand in 2017.

Research and development expenses in 2017 increased by 9.9% to $13,915 thousand compared to $12,663 thousand in 2016. This increase was mainly attributed to the increase in the number of our research and development employees required for our continued investment in new product development, enhancements to existing products and the development of new networking and connectivity technologies expanding our product offering to our target markets, which contributed approximately $827 thousand to such increase, combined with a weakening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our research and development expenses are incurred in New Israeli Shekels and Danish Krone) which contributed approximately $498 thousand to the increase, offset by a slight decrease in amortization of acquired intangible assets which amounted to approximately $1,251 thousand in 2017, compared to $1,324 thousand in 2016.

Sales and marketing expenses in 2018 decreased by 1.2% to $6,642 thousand compared to $6,722 thousand in 2017. This decrease was mainly attributed to a decrease in amortization of acquired intangible assets which amounted to approximately $384 thousand in 2018, compared to $637 thousand in 2017, offset by our continued investment in the promotion of our networking and data infrastructure solutions to our target markets including those driven by trends like Cloud Computing, Cyber security, SDN, NFV, Virtualization, SD-WAN and other trends, by, among others, our continued effort to expand exposure of our product offering and expanding our customer base, which contributed approximately $173 thousand.

Sales and marketing expenses in 2017 increased by 4.7% to $6,722 thousand compared to $6,423 thousand in 2016. This increase was mainly attributed to our continued investment in the promotion of our networking and data infrastructure solutions to our target markets including those driven by trends like Cloud Computing, Cyber security, SDN, NFV, Virtualization, SD-WAN and other trends, by, among others, our continued effort to expand exposure of our product offering and expanding our customer base, which contributed approximately $164 thousand to such increase, combined with a weakening of the US Dollar against the New Israeli Shekel (since a significant portion of our sales and marketing expenses are incurred in New Israeli Shekels) which contributed approximately $144 thousand to the increase, offset by a slight decrease in amortization of acquired intangible assets which amounted to approximately $637 thousand in 2017, compared to $646 thousand in 2016.

General and administrative expenses in 2018 decreased by 12.5% to $3,943 thousand compared to $4,507 thousand in 2017. This decrease was mainly attributed to a decrease in payroll related expenses attributed to general and administrative activity which amounted approximately $359 thousand, as well as to a decrease in the share-based compensation, which amounted to approximately $530 thousand in 2018, compared to $735 thousand in 2017.

In 2018 we had a contingent consideration expense in the amount of $0 thousand compared to a contingent consideration benefit in the amount of $4,642 thousand in 2017. For additional information see Note 3 to our financial statements included elsewhere in this annual report.

General and administrative expenses in 2017 increased by 13.6% to $4,507 thousand compared to $3,969 thousand in 2016. This increase was mainly attributed to the growth in our activity, which contributed approximately $340 thousand to such increase, combined with a weakening of the US Dollar against the New Israeli Shekel (since a significant portion of our general and administrative expenses are incurred in New Israeli Shekels) which contributed approximately $198 thousand to the increase.

In 2017 we had a contingent consideration benefit in the amount of $4,642 thousand compared to a contingent consideration benefit in the amount of $334 thousand in 2016. For additional information see Note 3 to our financial statements included elsewhere in this annual report.

Financial income, net in 2018 increased by 491.7% to $923 thousand compared to $156 thousand in 2017. The increase resulted from the net effect of the following factors: (i) an increase in income from investment in marketable securities, attributed to increase in the funds available for investment, which amounted to $808 thousand in 2018 compared to $310 thousand in 2017, (ii) a decrease in bank fees, which contributed approximately $16 thousand to the increase, and (iii) a strengthening of the US Dollar against the New Israeli Shekel and the Danish Krone, which created a net financial income in US Dollars from exchange rate differences (a portion of our balance sheet assets and obligations are denominated in New Israeli Shekels as well as Danish Krone) of $208 thousand in 2018 compared to a net financial expenses in the amount of $45 thousand in 2017.

Financial income, net in 2017 increased by 345.7% to $156 thousand compared to $35 thousand in 2016. The increase resulted from the net effect of the following factors: (i) a decrease in income from investment in marketable securities, attributed to lower funds available for investment, which amounted to $310 thousand in 2017 compared to $393 thousand in 2016, (ii) a decrease in bank fees, which contributed approximately $13 thousand to the increase, and (iii) to a lower offsetting effect of the weakening of the US Dollar against the New Israeli Shekel and the Danish Krone, which created a net financial expense in US Dollars from exchange rate differences (a portion of our balance sheet assets and obligations are denominated in New Israeli Shekels as well as Danish Krone) of $45 thousand in 2017 compared to $236 thousand in 2016.

In 2018 we recorded current income tax expenses of $3,231 thousand and deferred income tax expenses of $5 thousand compared to current income tax expenses of $3,474 thousand and deferred income tax expenses of $453 thousand in 2017. The minor decrease in our current income tax expenses was mainly attributed to a decrease in the corporate income tax rate in the US Federal jurisdiction. The decrease in the deferred income tax expenses was mainly attributed to deferred income tax expenses in relation to acquired goodwill, which amounted to $127 thousand in 2018 compared to $465 thousand in 2017,  combined with an increase in deferred income tax benefit relating to share-based compensation provided by us to our employees and directors, which amounted to $135 thousand in 2018 compared to deferred income tax expenses which amounted to $33 thousand in 2017. In addition, in 2018 we recorded an income tax benefit relating to prior years in the amount of $299 thousand, compared to an income tax benefit relating to prior years in the amount of $59 thousand in 2017.

In 2017 we recorded current income tax expenses of $3,474 thousand and deferred income tax expense of $453 thousand compared to current income tax expenses of $2,962 thousand and deferred income tax benefit of $260 thousand in 2016. The increase in our current income tax expenses was mainly attributed to the increase in our activity and the resulting taxable income. The increase in the deferred income tax expenses was mainly attributed to an increase in deferred income tax expenses in relation to acquired goodwill, which amounted to $465 thousand in 2017 compared to $154 thousand in 2016, as well as to an increase in deferred income tax expenses in relation to R&D expenses, which amounted to $103 thousand in 2017 compared to deferred income tax benefit of $209 thousand in 2016. In addition, in 2017 we recorded an income tax benefit relating to prior years in the amount of $59 thousand, compared to an income tax expense relating to prior years in the amount of $26 thousand in 2016.

In 2018 we recorded net income of $14,637 thousand compared to net income of $21,714 thousand in 2017, a decrease of 32.6%. The decrease was mainly attributed to the following factors: (i) the decrease in contingent consideration benefit which amounted to $0 thousand in 2018, compared to a contingent consideration benefit of $4,642 thousand in 2017, and (ii) to our lower gross profit in 2018 compared to 2017, as mentioned above.

In 2017 we recorded net income of $21,714 thousand compared to net income of $13,137 thousand in 2016, an increase of 65.3%. The increase was mainly attributed to the following factors: (i) an increase in our activity, and (ii) the increase in contingent consideration benefit we recorded in 2017, which amounted to $4,642 thousand, compared to a contingent consideration benefit of $334 thousand in 2016.

Impact of Inflation and Currency Fluctuations on Results of Operations, Liabilities and Assets

Since the majority of our revenues are denominated and paid in U.S. Dollars, we believe that inflation in Israel and in Denmark and fluctuations in the U.S. dollar exchange rates do not have any material effect on our revenue. Inflation in Israel or Denmark and the Israeli and Danish currency as well as U.S. dollar exchange rate fluctuations, may however, have an effect on our expenses and, as a result, on our net income/loss. The cost of our Israeli and Danish operations, as expressed in U.S. Dollars, is influenced by the extent to which any change in the rates of inflation in Israel or Denmark are not offset (or are offset on a lagging basis) by a change in valuation of the NIS or DKK in relation to the U.S. dollar.

We do not presently engage in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations. However, we may in the future undertake such transactions, if management determines that it is necessary to offset such risks.

B. Liquidity and Capital Resources

As of December 31, 2018, we had working capital of $82,541 thousand and our current ratio (current assets to current liabilities) was 4.83. Cash and cash equivalents as of December 31, 2018 increased by $9,787 thousand to $26,808 thousand, compared to $17,021 thousand as of December 31, 2017. Short-term marketable securities decreased by $6,152 thousand to $1,600 thousand, compared to $7,752 thousand as of December 31, 2017, and long-term marketable securities increased by $39,667 thousand to $45,612 thousand, compared to $5,945 thousand as of December 31, 2017. The net increase of $43,302 thousand in these three balance sheet items in 2018 was mainly due to positive cash provided by operating activities in the amount of $45,678 thousand and to consideration received in connection with exercise of options to purchase our ordinary shares in the amount of approximately $288 thousand, offset by the following factors: (i) property, plant and equipment expenditures which amounted to $1,345 thousand, and (ii) investment in intangible assets which amounted to $1,022 thousand .

Trade receivables (including trade receivable from related parties) decreased to $23,817 thousand as of December 31, 2018, compared to $41,367 thousand as of December 31, 2017. This decrease was largely affected by a decrease in the average payment terms of our customers. Other receivables increased to $9,487 thousand as of December 31, 2018, compared to $5,823 thousand as of December 31, 2017. This increase was mainly attributed to the increase of our activity.

Trade payables (including trade payables to related parties) increased to $15,407 thousand as of December 31, 2018, compared to $12,629 thousand as of December 31, 2017. This increase was mainly attributed to the increase of our activity. Other payables and accrued liabilities decreased to $6,133 thousand as of December 31, 2018, compared to $6,420 thousand as of December 31, 2017.

Inventories decreased to $42,369 thousand as of December 31, 2018, compared to $51,487 thousand as of December 31, 2017. The decrease was attributed, mainly, to the loss of our largest-ever Cloud related Design Win.

Cash provided by operating activities in 2018 amounted to $45,678 thousand compared to cash provided by operating activities in the amount of $1,408 thousand in 2017. The cash provided by operating activities in 2018 was primarily the result of significant changes in our accounts receivable and inventory, in 2018.

Capital expenditures on property and equipment for year ended December 31, 2018 were $1,740 thousand, compared to $2,118 thousand as of December 31, 2017. This decrease was mainly attributed to a decrease in investment in equipment used for our production and research and development, as a result of the loss of our largest-ever Cloud related Design Win.

We have cash and cash equivalents that we believe are sufficient for our present requirements. Furthermore, our cash resources are sufficient to fund our operating needs for at least the next twelve months.